February 24, 2005

Mail Stop 4-6

Harold Barson
ABC Funding, Inc.
9160 South 300 West
Sandy, UT 84070

Re:	ABC Funding, Inc.
	Amendment 1 to Form SB-2 filed February 4, 2005
	Registration no. 333-121070

Dear Mr. Barson:

      We have reviewed your amendment and have the following comments.

Management`s Discussion and Analysis
Liquidity, page 15-16

We note that the changes in disclosure made in response to our comments regarding ABC/s liquidity seem to be answered in the section headed "Operations". It appears that the comments and responses more appropriately address issues of liquidity and should be discussed under that caption.

As previously requested, clarify the types of obligations to which you are referring in the disclosure in this section. Further, as previously requested, in the Business section, discuss how the use of independent contractors fits within your business strategy.

As previously requested, include disclosure regarding Mr. Barson`s or
Mr. Brown`s previous experience that suits them to manage the financial reporting requirements of ABC.

Financial Statements
General

Revise your filing to include updated financial statements consistent with the requirements of Item 310(g) of Regulation S-B.

Revise your filing to include an updated consent from your independent accountant. See Item 601 of Regulation S-B.
General

      You may contact Sherri Bowen at (301) 262-9132 or Brad
Skinner,
Branch Chief - Accounting at (202) 942-1922 if you have questions regarding comments on the financial statements and related
matters.
Please contact Hugh Fuller at (202) 942-1813 or me at (202) 942-
1800
with any other questions.


      				Sincerely,



      				Barbara C. Jacobs
      				Assistant Director



CC:	Gary B. Wolff
	805 Third Avenue, 21st Floor
	New York, NY 10022
	FAX Number (212) 644-6498